Exhibit 99.B(h)(15)

Dated as of:
June 1, 2015

SCHEDULE A

To the Expense Limitation Agreement
Between The Boston Trust & Walden Funds

and
Boston Trust Investment Management, Inc.

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit

Boston Trust Asset Management Fund	1.00%
Boston Trust Equity Fund	1.00%
Boston Trust Midcap Fund	1.00%
Boston Trust SMID Cap Fund	0.75%
Boston Trust Small Cap Fund	1.00%
Walden Asset Management Fund	1.00%
Walden Equity Fund	1.00%
Walden Midcap Fund	1.00%
Walden SMID Cap Innovations Fund(2)	1.00%
Walden Small Cap Innovations Fund	1.00%
Walden International Equity Fund	1.15%

THE BOSTON TRUST & WALDEN FUNDS (f/k/a The Coventry Group)		BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By:	/s/ Lucia Santini	By:	/s/ Lucia Santini

Name:	Lucia Santini	Name:	Lucia Santini

Title:	President	Title:	Managing Director